United Community Financial Corp.
August 26, 2009
Ms. Kathryn McHale, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Re:	United Community Financial Corporation (“United Community”) File No. 000-24399
Dear Ms. McHale:
          The following information is provided in response to your comment letter dated August 13, 2009, pertaining to Form 10-K for the year ended December 31, 2008 and the Form 10-Qs for the periods ended March 31 and June 30, 2009. The responses below correspond to your comments.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 11. Executive Compensation
1.	United Community did not disclose any performance targets because its Compensation Committee did not set any performance goals or targets that executives had to meet in order to have salaries increased. By use of the words “targeted results”, the Committee was making reference to budgeted 2007 net income. When the Committee reviewed actual 2007 financial performance, the Committee did not believe that it would be appropriate to increase base salaries because United Community’s net income for 2007 was significantly less than budgeted net income. Thus, the Committee determined that the failure to meet budgeted net income results merited a freeze in salaries for 2008. If performance targets are utilized by the Compensation Committee in the future, we will ensure that future filings comply with the guidance set forth in Regulation S-K Compliance and Disclosure Interpretation 118.04.

Item 13. Certain Relationships and Related Transactions, and Director Independence
2.	We confirm that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. We will revise this language in future filings.
Signatures
3.	I, James R. Reske, am both the principal financial officer and the principal accounting officer of United Community. We will revise future filings to indicate each capacity in which I sign the report.
Exhibits 31.1 and 31.2
4.	We will ensure that the certifications in all future filings are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.
          By this letter, United Community acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) United Community may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact me at (330) 742-0592 with any questions you may have concerning the preceding responses.

Very truly yours,
/s/ James R. Reske
James R. Reske, CFA
Chief Financial Officer and Treasurer